BOART LONGYEAR

Boart Longyear Limited
Corporate Office
2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374
E-mail: info@boartlongyear.com
www.boartlongyear.com

082-35090

08003868

RECEIVED
2008 JUL 21 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 July 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission a copy of the following announcement: (1) Press Release for half-year results release date, submitted on July 14, 2008. This announcement was submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

PROCESSED
JUL 23 2008
THOMSON REUTERS

Enclosures

7/21

Boart Longyear Limited ABN 49 123 052 728

Corporate Office

Level 56, MLC Centre, 19-29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9238 1902 • Fax: +61 2 9238 1906

E-mail: ir@boartlongyear.com

www.boartlongyear.com

14 July 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Boart Longyear Limited – Half Year Results Release Date

Boart Longyear Limited (BLY) wishes to advise that it expects to announce its results for the six months ending 30 June 2008 on Tuesday 26 August 2008.

Yours sincerely

Alison Henriksen
Vice President, Investor Relations

END